July 17, 2009

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Dominion Resources, Inc.
Correspondence Dated July 14, 2009 Regarding
Form 10-K for the year ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the period ended March 31, 2009
Filed April 30, 2009
File No. 1-08489

Dear Mr. Mew:

Pursuant to our discussion with Lilyanna L. Peyser, Attorney Advisor for the Securities and Exchange Commission, I would like to confirm that Dominion Resources, Inc. will submit its response to your letter dated July 14, 2009 on or before Tuesday, August 11, 2009.

Sincerely,

/s/ Sharon L. Burr
Sharon L. Burr
Deputy General Counsel